

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Kleanthis Costa Spathias
Director, Sphinx Investment Corp.
GK Investor LLC
c/o Levante Services Limited
Leoforos Evagorou 31, 2nd Floor, Office 21
1066 Nicosia, Cyprus

> **Re: GK Investor LLC**
> **Genco Shipping & Trading Limited**
> **PREC14A Filed April 8, 2024**
> **Filed By GK Investor LLC et al.**
> **File No. 001-33393**

Dear Kleanthis Costa Spathias:

We have reviewed your filing and have the following comments.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All defined terms used herein have the same meaning as in your proxy statement.

PREC14A Filed April 8, 2024

General Comments, page 1

1. Under the heading 'Incorporation by Reference,' we note that you direct shareholders to the Company's definitive proxy statement (when filed) for "[i]nformation concerning the date by which shareholder proposals intended to be presented at the next annual meeting of shareholders must be received by the Company for inclusion in the Company Proxy Statement." Please revise to provide the disclosure required by Rule 14a-5(e) with respect to director nominations for next year's annual meeting.

2. On the preliminary proxy card, you indicate that the proxy card will be voted based on the GK Parties' recommendations if the proxy card does not specify how the proxy should be voted. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the

particular proposal addressed in your disclosure.

Questions and Answers Relating to this Proxy Solicitation, page 13

3.   On page 17 of the Proxy Statement, you indicate that record holders of the Common Stock can vote their shares by completing the BLUE proxy card or "by instructing us by telephone or via the Internet as to how you would like your shares voted (instructions are on your BLUE universal proxy card [sic]." The preliminary proxy card does not appear to provide record holders of the Common Stock with instructions on how to vote by telephone or via the Internet. Please revise or advise.

Proposal No. 1 - Election of Directors, page 19

4.   On page 20 of the Proxy Statement, you state that the Company's non-chairman directors were each granted RSUs "with respect to 7,288 shares of Common Shares, representing a grant having a dollar value of $100,000 based on such closing price" according to the Company Proxy Statement. Please revise to state the grant date of these RSUs.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at 202-551-3263.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Mergers & Acquisitions